Exhibit 3.1

CERTIFICATE OF FORMATION

OF

GOLD MERGER SUB, LLC

This CERTIFICATE of FORMATION of GOLD MERGER SUB, LLC, dated as of July 15, 2015, is being duly executed and filed by Ian A. Nussbaum, as an authorized person of Gold Merger Sub, LLC, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is:

Gold Merger Sub, LLC

SECOND. The address of the registered office of Gold Merger Sub, LLC in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

By:	/s/ Ian A. Nussbaum
Name: Ian A. Nussbaum
Title: Authorized Person